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                             May 3, 2023

       Michelle Hook
       Chief Financial Officer and Treasurer
       Portillo's Inc.
       2001 Spring Road, Suite 400
       Oak Brook, IL 60523

                                                        Re: Portillo's Inc.
                                                            Form 10-K for
Fiscal Year Ended December 25, 2022
                                                            Filed March 2, 2023
                                                            File No. 001-40951

       Dear Michelle Hook:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 25, 2022

       Consolidated Financial Statements
       Consolidated Statements of Operations, page 53

   1. It appears from your disclosure on page 36 that cost of goods sold, excluding depreciation and amortization,
consists primarily of food, beverages and paper products costs, and is not burdened with other
direct and indirect costs of producing your food and beverages. If so, please retitle this
line item accordingly to better reflect what it represents.
       Note 3. Revenue Recognition, page 66

   2. On pages 35 and 62, you disclose that at the end of fiscal 2021, you began to record in revenues the
third-party delivery menu price premiums for transactions through non-
                                                        Company owned channels.
Please provide us your ASC 606 analysis supporting this
                                                        change in accounting
treatment.
 Michelle Hook
Portillo's Inc.
May 3, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions.



FirstName LastNameMichelle Hook                           Sincerely,
Comapany NamePortillo's Inc.
                                                          Division of
Corporation Finance
May 3, 2023 Page 2                                        Office of Trade &
Services
FirstName LastName